September 28, 2005

VIA FEDERAL EXPRESS
AND FAX (301) 517-1861

Airbee Wireless
9400 Key West Avenue
Rockville, MD 20850

Attention:	Sundaresan Raja President and CEO

	Re:	Letter Agreement

Dear Mr. Raja:

This letter will memorialize the agreement by and between Airbee Wireless, Inc. (the “Company”), and Montgomery Equity Partners, LTD (the “Buyer”), regarding the proposed settlement of all amounts owed to the Buyer in connection with the Promissory Note dated April 20, 2005 issued by the Company to the Buyer (the “Promissory Note”). In connection with the Promissory Note, the Company, the Buyer, Sundaresan Raja, and David Gonzalez, Esq. entered into a Pledge and Escrow Agreement dated April 20, 2005 (the “Pledge Agremeent”) pursuant to which Mr. Raja pledged 9,300,000 of his shares of common stock of the Company (the “Pledged Shares”) to secure the Company’s obligations under the Promissory Note. As set forth in the letter dated August 9, 2005 from the Buyer to the Company, the Company is in default under the terms of the Promissory Note.

The parties hereby agree to the following:

1. The Company shall pay the Buyer a payoff amount equal to the sum of $937,500 the “Payoff Amount”) as settlement of all amounts owed to the Buyer under the Promissory Note. The Payoff Amount includes all amounts owed to the Buyer under the Promissory Note including principal, interest, and past due amounts. The Payoff Amount shall be satisfied as set forth below.

2. Mr. Raja shall transfer the Pledged Shares to the Buyer. The Buyer shall sell such Pledged Shares in any manner it sees fit and apply the net proceeds (after subtracting all actual trading costs and commissions) towards recouping the Payoff Amount.

3. All parties acknowledge that the Buyer intends to recoup the Payoff Amount through the sale of the Pledged Shares. The Buyer shall have the absolute right to sell or otherwise dispose of the Pledged Shares in any manner it sees fit and the Buyer shall not have any liability to any party for so doing, even if such methods of sales or dispositions would or allegedly would result in lesser proceeds than other methods available to the Buyer.

4. The Buyer shall return to Mr. Raja any Pledged Shares remaining after the Buyer has recouped the entire Payoff Amount. In the event that the Buyer is unable to recoup the entire Payoff Amount through sales of the Pledge Shares, the Buyer shall be entitled to take any other appropriate action to recover any deficiency in the Payoff Amount.

5. Mr. Raja agrees that he shall not sell any shares of common stock of the Company of owned by him or through an account of his until the Buyer provides notice to Mr. Raja that all the Pledged Shares have been sold or have been returned.

6. The Company and Mr. Raja shall provide the Buyer with a legal opinion from a law firm acceptable to the Buyer which covers the resale of the Pledged Shares by the Buyer

7. Within four days after the execution of this agreement, the Company shall publicly disclose this settlement and the proposed sale of the Pledged Shares.

Please indicate your agreement to the foregoing by signing where indicated.

Sincerely,

Montgomery Equity Partners, Ltd.

     /s/ Robert D. Press

Robert D. Press

Portfolio Manager

Agreed and acknowledged on this      29th     day of September, 2005.

Airbee Wireless, Inc.

By: __/s/ Sundaresan Raja______________________

Name: Sundaresan Raja Title:	President and Chief Executive Officer

     /s/ Sundaresan Raja
Sundaresan Raja

cc:	Kirkpatrick & Lockhart Nichols Graham LLP Attention: Clayton Parker, Esq.